SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)

CENTRAL GARDEN & PET COMPANY

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

153527 10 6

(CUSIP Number)

William E. Brown

Central Garden & Pet Company

1340 Treat Boulevard, Suite 600

Walnut Creek, California 94597

(925) 948-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

John F. Seegal, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

March 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

Page 1 of 6 Pages

CUSIP No. 153527-10-6	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,039,070
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,993,522
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,039,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]
14	TYPE OF REPORTING PERSON IN

[1]

Based on the Company’s Form 10-Q for the fiscal quarter ended December 29, 2007 as filed on February 7, 2008, there were outstanding (as of January 31, 2008) 22,282,321 shares of common stock and 1,652,262 shares of Class B common stock, which are convertible on a one-for-one basis into common stock.

Page 2 of 6 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 9 to Statement on Schedule 13D relates is the Common Stock, $.01 par value (“Common Stock”), of Central Garden & Pet Company (the “Issuer”), a Delaware corporation. The Common Stock is listed on the NASDAQ Global Select Market under the symbol “CENT”. The Issuer’s principal executive offices are located at 1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of William E. Brown. Mr. Brown is a citizen of the United States and his principal business address is c/o Central Garden & Pet Company, 1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597. Mr. Brown’s principal occupation is Chief Executive Officer of the Issuer. Mr. Brown is also the Chairman of the Board of Directors of the Issuer.

During the last five years, Mr. Brown has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 25, 2008, Mr. Brown entered into a voting agreement with the holder of 45,548 shares of the Issuer’s Class B common stock (“Class B Stock”) (the “Voting Agreement”). As part of the Voting Agreement, Mr. Brown loaned $207,699 of his personal funds to the owner of the shares and, in return, received an irrevocable proxy to vote the shares until March 31, 2018.

Item 4.	Purpose of Transaction.

Mr. Brown believes the Issuer’s shares are undervalued and wishes to increase his investment in the Issuer. Mr. Brown also intends to pursue opportunities that arise from time to time to preserve and/or selectively increase his voting power in the Issuer through acquisitions of additional shares of Common Stock or voting arrangements with respect to the Issuer’s Common Stock or Class B Stock. Consistent with this objective, he may reduce his investment in the Issuer’s non-voting Class A common stock (“Class A Stock”) by selling Class A Stock from time to time.

Mr. Brown has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, except as contemplated by the first paragraph of this Item 4, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 3 of 6 Pages

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the transaction reported in Item 3, Mr. Brown now beneficially owns 3,039,070 shares of Common Stock, representing 12.7% of the total outstanding Common Stock (including shares issuable upon any conversion of Class B Stock beneficially owned by Mr. Brown). These 3,039,070 shares of Common Stock are owned as follows:

(i)	Mr. Brown individually owns 1,370,063 shares of Common Stock.

(ii)	Mr. Brown has the right to acquire zero shares of Common Stock issuable upon the exercise of outstanding stock options, which are exercisable within 60 days of March 25, 2008.

(iii)	Mr. Brown individually owns 1,600,459 shares of Class B Stock, representing 96.9% of the total outstanding Class B Stock. At the option of the holder, each share of Class B Stock is convertible at any time and from time to time into one share of Common Stock.

(iv)	Mr. Brown’s spouse individually owns 23,000 shares of Common Stock. Mr. Brown disclaims beneficial ownership of the shares of Common Stock owned by his spouse, Sharon Brown.

(v)	Mr. Brown has an irrevocable proxy to vote an additional 45,548 shares of Class B Stock but does not have dispositive power with respect to those shares.

In addition, Mr. Brown owns 3,338,884 shares of Class A Stock. The Class A Stock is non-voting and is not convertible into Common Stock.

(b) Mr. Brown has sole power to vote and direct the disposition of 1,393,063 shares of Common Stock (including shares of Common Stock held by his spouse, of which he disclaims beneficial ownership) and 1,600,459 shares of Class B Stock. Mr. Brown also has sole power to vote 45,548 shares of Class B Stock pursuant to the Voting Agreement. Each share of Common Stock is entitled to one vote, and each share of Class B Stock has the lesser of ten votes or 49% of the votes cast. As a result, Mr. Brown has sole power to control 46.0% of the voting power of Central’s capital stock. In addition, Mr. Brown has sole power to direct the disposition of 3,338,884 shares of Class A Stock. The Class A Stock is not entitled to vote, except as required by Delaware law. Mr. Brown does not have shared power to vote or direct the disposition of any Central shares.

(c) Mr. Brown has not engaged in any transaction in Common Stock or Class B Stock since those reported in the last amendment to his Schedule 13D, except as described in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above, except for the shares of Class B Stock covered by the Voting Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 25, 2008, Mr. Brown entered into the Voting Agreement with Neill J. Hines & Patricia A. Hines TR UA FEB 17 97 The Hines Living Trust (the “Trust”), the holder of 45,548 shares of the Issuer’s Class B Stock. As part of the Voting Agreement, Mr. Brown loaned $207,699 of his personal funds to the Trust pursuant to a secured, limited recourse promissory note and, in return, the Trust granted Mr. Brown an irrevocable proxy to vote the shares until March 31, 2018.

Page 4 of 6 Pages

Item 7.	Material to be filed as Exhibits.

The following exhibits are filed as part of this Amendment No. 9 to Schedule 13D Statement:

Exhibit 1	Voting Agreement between William E. Brown and Neill J. Hines & Patricia A. Hines TR UA FEB 17 97 The Hines Living Trust dated March 25, 2008, including the form of Irrevocable Proxy and Secured Limited Recourse Promissory Note.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008.

/S/ WILLIAM E. BROWN
William E. Brown

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